

February 13, 2024

Mitchell Cohen
Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

      Re: CytoDyn Inc.
          Registration Statement on Form S-1
          Filed February 7, 2024
          File No. 333-276912

Dear Mitchell Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Mary Ann Frantz